Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	October 14, 2015	Business of the Special Meeting of Shareholders of LPBP Inc.:

Time:	11:00 a.m. (Eastern Standard Time)	(a) to consider and, if deemed advisable, to pass a special resolution authorizing the voluntary dissolution of the Company; and

Place:	LPBP Inc., Head Office	(b) to transact any other business that may properly come before the Meeting.

447 March Road

Ottawa, Ontario K2K 1X8
By Order of the Board,

Tom Burnett
President

September 17, 2015

You are entitled to receive notice of, and vote at, our Special Meeting of Shareholders or any adjournment thereof if you were a shareholder on September 9, 2015.

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote by completing and signing the accompanying form of proxy or voting instruction form, as applicable, and returning it in the enclosed envelope, postage prepaid. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 prior to 5:00 p.m. (Toronto time) on Friday, October 9, 2015.